UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AIMMUNE THERAPEUTICS, INC.

(Name of Subject Company)

AIMMUNE THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00900T107

(CUSIP Number of Class of Securities)

Jayson Dallas, M.D.

President and Chief Executive Officer

Aimmune Therapeutics, Inc.

8000 Marina Blvd, Suite 300

Brisbane, CA 94005

(650) 614-5220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Patrick Pohlen

Luke Bergstrom

Brett Urig

Latham & Watkins LLP

505 Montgomery Street

Suite 2000

San Francisco, CA 94111

Telephone: (415) 391-0600

Facsimile: (415) 395-8095

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(i) The information set forth under Items 1.01, 7.01 and 9.01 of the Current Report on Form 8-K filed by Aimmune Therapeutics, Inc. (the “Company” or “Aimmune”) on August 31, 2020 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.

(ii) On August 31, 2020, Dr. Jayson Dallas, the Company’s President and Chief Executive Officer, provided the electronic communication attached hereto as Exhibit 99.1 to the Company’s employees.

(iii) On August 31, 2020, the Company presented the slides attached hereto as Exhibit 99.2 to its employees at a town hall meeting.

(iv) On August 31, 2020, the Company provided the questions and answers attached hereto as Exhibit 99.3 to its employees.

(v) On August 31, 2020, the Company published the following posts to its social media accounts:

Twitter:

We’ve entered into a definitive agreement with an entity part of @NestleNHSc to acquire #Aimmune for $34.50 per share. Together, we’re excited by the prospect of transforming the lives of millions of people with food allergies.

Read more: https://bwnews.pr/3gG76F5

LinkedIn:

We’ve entered into a definitive agreement with an entity part of Nestlé Health Science to acquire Aimmune Therapeutics for $34.50 per share. We are proud to be recognized for the value that the #Aimmune team has created and are excited by the prospect of transforming the lives of millions of people with food allergies.

Nestlé Health Science’s leadership in consumer health, extensive capabilities, global reach, and their alignment with our vision of pioneering treatments and solutions for food allergies is a strong fit for our company. With Nestlé Health Science’s resources, our portfolio will be developed more broadly and rapidly, and will eventually reach more patients than Aimmune could have on our own. They share our vision for transforming the lives of millions of people living with food allergies.

Read more: https://bwnews.pr/3gG76F5

Facebook:

We’ve entered into a definitive agreement with an entity part of Nestlé Health Science to acquire Aimmune Therapeutics. Nestlé Health Science’s leadership in consumer health, nutritional science, extensive capabilities, global reach, and their alignment with our vision of pioneering treatments and solutions for food allergies is a strong fit for our company. With Nestlé Health Science’s resources, our portfolio will be developed more broadly and rapidly, and will eventually reach more patients than Aimmune could have on our own. They share our vision for transforming the lives of millions of people living with food allergies.

Read more: https://bwnews.pr/3gG76F5

***

Additional Information and Where to Find It

The tender offer described above has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of Aimmune Therapeutics, Inc. (“Aimmune”). The solicitation and the offer to purchase shares of Aimmune’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Sociétés des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“Nestlé”) and SPN MergerSub, Inc., a Delaware corporation (“Merger Sub”) intend to file with the Securities and Exchange Commission (“SEC”). In addition, Aimmune will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and a Schedule 13E-3 transaction statement, in each case with respect to the tender offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by Nestlé, Merger Sub and Aimmune with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Aimmune under the “Investors & Media” section of Aimmune’s website at www.aimmune.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE OFFER TO PURCHASE AND THE SOLICITATION/RECOMMENDATION STATEMENT AND THE SCHEDULE 13E-3 TRANSACTION STATEMENT OF AIMMUNE, AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include without limitation statements regarding the planned completion of the transactions contemplated by the Agreement and Plan of Merger dated as of August 29, 2020 by and among Aimmune, Merger Sub and Nestlé. Additional statements include, but are not limited to, statements regarding: Aimmune’s expectations regarding the potential benefits of PALFORZIA; Aimmune’s expectations regarding the potential commercial launch of PALFORZIA; and Aimmune’s expectations regarding potential applications of the CODIT approach to treating life-threatening food allergies.

Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to the percentage of Aimmune stockholders tendering their shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to Aimmune’s business, including the risks and uncertainties detailed in Aimmune’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Merger Sub and Nestlé, the Solicitation/Recommendation Statement and the Schedule 13E-3 transaction statement to be filed by Aimmune in connection with the tender offer. Risks and uncertainties that contribute to the uncertain nature of the forward-looking statements regarding Aimmune’s business may include: the expectation that Aimmune will need additional funds to finance its operations; Aimmune’s dependence on the success of PALFORZIA; Aimmune’s ability to build a commercial field organization and distribution network; the degree of acceptance of PALFORZIA among physicians, patients, healthcare payors, patient advocacy groups and the general medical community; Aimmune’s ability to obtain favorable coverage and reimbursement from third-party payors for PALFORZIA; Aimmune’s reliance on third parties for the manufacture of PALFORZIA; Aimmune’s ability to implement and comply with the REMS for PALFORZIA; possible regulatory developments in the United States and foreign countries; and Aimmune’s ability to attract and retain senior management personnel.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Aimmune, undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Exhibit Index

Exhibit Number	Description

99.1	Employee Email, provided on August 31, 2020

99.2	Employee Town Hall Slides, presented on August 31, 2020

99.3	Employee Q&A, provided on August 31, 2020